

August 1, 2013

Via E-mail
Mr. Andrew C. Richardson
Chief Financial Officer
The Howard Hughes Corporation
13355 Noel Road, 22nd Floor
Dallas, TX 75240

> **Re: The Howard Hughes Corporation**
> **Form 10-K for the fiscal year ended December 31, 2012**
> **Filed February 28, 2013**
> **File No. 1-34856**

Dear Mr. Richardson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2012

Item 2. Properties, page 36

1. We note your disclosure that the Waterway Garage Retail opened in July 2011 and that the occupancy rates have averaged less than 30% during 2012. Please tell us how the low occupancy rates were addressed in your impairment testing.

Financial Statements

Consolidated and Combined Statements of Cash Flows, page F-7

2. We note your use of the captions "Master Planned Community and development expenditures" and "Master Planned Community and condominium cost of sales" within the cash provided by operating activities section and the use of the caption "Real estate and property expenditures" within the cash used in investing activities section of your statements. In future filings, please disclose separately the amounts paid for Master Planned Community land acquisitions, Master Planned Community land development, operating property acquisitions, operating properties improvements, and operating properties redevelopments. Additionally, please confirm whether or not land costs are included within condominium cost of sales.

Note 2 Summary of Significant Accounting Policies

Condominium Unit Sales, page F-14

3. We note that you have recorded $19.6 million in deposits received in connection with the sale of 206 condo units at your ONE Ala Moana condominium development. Tell us why these amounts are recorded as of December 31, 2012 in your books and records, as indicated on page F-44 of your filing, and why these amounts are not recorded within the unconsolidated joint venture established for this condominium project.

Prior Period Reclassifications, page F-20

4. Given the types, amounts, and number of reclassifications from prior year, please provide to us management's assessment as to whether these changes in classification were the result of errors in previously issued financial statements.

Note 5 Real Estate Affiliates, pages F-25 to F-26

5. Please provide an analysis, in sufficient detail, which supports your conclusion that you are not the primary beneficiary of your VIE, Millenium Woodlands Phase II, LLC.

We urge all who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief